Correspondence

                          Capital Alliance Income Trust
                           100 Pine Street, Suite 2450
                         San Francisco, California 94111


October 16, 2007

Ms. Kristi Marrone
Division of Corporate Finance
100 F Street, N. E.
Washington, D. C. 20549
Mail Stop 4561


  RE: Capital Alliance Income Trust LTD., A Real Estate Investment Trust Form 10-KSB for the year ended December 31, 2006
           Form 10-QSB for the quarter ended March 31, 2007
           File No. 1-12941


Dear Ms. Marrone:

On October 4, 2007 Capital Alliance Income Trust provided a response letter to the Securities and Exchange ("SEC") review letter dated July 6, 2007. The purpose of this correspondence is to provide additional information for Response 2 of the October 4, 2007 letter.

Overview
--------

The Company, Capital Alliance Income Trust, LTD. has reviewed its accounting, consulted with its independent public accountants and meet with the Company's Audit Committee to address revisions to the Consolidated Statements of Cash Flows in Form 10-KSB for the year ended December 31, 2007.

Below is the SEC's July 6, 2007 Comment # 2 and the Company's October 4, 2007 response:

     Consolidated Statements of Cash Flows, page F-5
     -----------------------------------------------

          2. Please advise us why you have categorized the net amount of all the cash flows related to the discontinuance of operations of CAFC as an investing activity. According to paragraph 14 of SFAS 95, a statement of cash flows shall classify cash receipts and cash payments as resulting from investing, financing, or operating activities. It is not appropriate to aggregate operating investing and financing cash flows from discontinued operations into a single line item or within one category.

     Response 2:

          Upon review we agree that an amended statement of cash flows as of December 31, 2006 is needed and will be prepared by CAIT, approved by our independent accountants and promptly filed with the Securities and Exchange Commission.

          Aggregate operating, investing and financing cash flows were not consolidated. Consistent with Response 1., the reference to discontinued operations will be reclassified within the statement of cash flows.

          We expect that this revision will be filed no later than October 16, 2007. If the revision is not filed on or before October 16, 2007, CAIT will advise the Securities and Exchange Commission in writing (via EDGAR) and explain the reason for the delay.

The Company's Restatement footnote is presented below. Form 10-KSB as of December 31, 2006 will also be revised consistent with this footnote.

Restatement
-----------

The Company has restated its consolidated statements of cash flows, as previously reported in its Form 10-KSB filed for the years ended December 31, 2006 and 2005, for aggregating the discontinuance of operations of CAFC in investing activities. As a result of such error, the company has restated the discontinuance of operations in CAFC to the appropriate line items within the operating, investing and financing cash flows under the appropriate guidance within SFAS 95. The following is a reconciliation of the consolidated statements of cash flows as previously reported in the Company's Form 10-K as of and for the years ended December 31, 2006 and 2005, to the consolidated statements of cash flows as reported in the accompanying consolidated financial statements included in the Company's Form 10-KSB/A:

                                                                     "As Previously
                                                                        Reported"                 "As Restated"
                                                                      December 31,                 December 31,
                                                                          2006      Adjustments       2006
                                                                       ----------   -----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES
      Sale of (investment in) marketable securities                        18,678            --        18,678
      (Increase) decrease of investment in related party                    5,000            --         5,000
      (Increase) decrease in origination costs                             59,246        25,823        85,069
      Discontinuance of operations of CAFC                                 25,823       (25,823)           --
      Increase (decrease) in warehousing facilities                    (4,842,646)           --    (4,842,646)
      Increase (decrease) in warehousing facilities to related party     (950,000)           --      (950,000)
      (Increase) decrease in net real estate owned                      1,733,350            --     1,733,350
      Increase (decrease) in gross mortgage payable                      (962,127)           --      (962,127)
      (Increase) decrease in gross mortgage notes receivable            9,321,677            --     9,321,677
                                                                       ----------    ----------    ----------
        Net cash provided by investing activities                       4,409,001            --     4,409,001
                                                                       ----------    ----------    ----------

                                                                 "As Previously
                                                                    Reported"                 "As Restated"
                                                                  December 31,                 December 31,
                                                                      2005      Adjustments       2005
                                                                   ----------   -----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sale of (investment in) marketable securities                       (17,853)           --       (17,853)
  (Increase) decrease of investment in related party                   (5,000)           --        (5,000)
  (Increase) decrease in origination costs                             59,999            --        59,999
  Discontinuance of operations of CAFC                              2,459,653    (2,459,653)           --
  Increase (decrease) in warehousing facilities                     4,842,646            --     4,842,646
  Increase (decrease) in warehousing facilities to related party      950,000            --       950,000
  (Increase) decrease in net real estate owned                        652,535            --       652,535
  Increase (decrease) in gross mortgage payable                      (551,922)   (2,521,650)   (3,073,572)
  (Increase) decrease in gross mortgage notes receivable           (8,378,900)    4,981,303    (3,397,597)
                                                                   ----------    ----------    ----------
    Net cash provided by investing activities                          11,158            --        11,158
                                                                   ----------    ----------    ----------


Capital Alliance Income Trust acknowledges:

* the Company is responsible for the adequacy and accuracy of the disclosure in its filings,

* the Securities and Exchange Commission's staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any follow up questions that can be addressed over the phone 415-288-9595 or by e-mail (Rwrensen@caitreit.com), please contact me. Our facsimile number is 415-576-1810.

Sincerely,

/s/ Richard J. Wrensen
----------------------
Richard J. Wrensen
President and Chief Executive Officer
Capital Alliance Income Trust



Ms.Marrone-CAIT-SEC-16-10-07.doc